                          [AETERNA LABORATORIES LOGO]


                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


               AETERNA LABORATORIES REPORTS FIRST QUARTER RESULTS

          Impact of Atrium's acquisition of Unipex: sales increase 800%

Quebec City, Quebec, April 16, 2002 -- AEterna Laboratories Inc. (NASDAQ: AELA,
TSE: AEL) reported today its results for the three-month period ended March 31, 2002. All amounts are expressed in Canadian currency.

"This quarter has been marked by repeated support from our financial and strategic partners and by sales from our subsidiary, Atrium, that exceeded our expectations," said Dr. Eric Dupont, Chairman of the Board and Chief Executive Officer. "The private placements of SGF Sante, Solidarity Fund QFL and Acqua Wellington for an amount of $57 million will enable us to accelerate realization of our acquisition projects and the further development of Neovastat. Our pharmaceutical partner, Grupo Ferrer, has extended its network to cover Latin America in preparation for the commercialization of Neovastat. All of these agreements reflect the confidence that our partners manifest on our behalf, and their conviction that AEterna has the attributes needed to become a significant biopharmaceutical company on the world stage of innovative cancer therapy development," concluded Dr. Dupont.

AEterna has extended its agreement with the pharmaceutical company Grupo Ferrer to include France, Belgium as well as South and Central America. Grupo Ferrer already owned the marketing rights of Neovastat for Southern Europe.

"This agreement allows to complete our coverage of the European continent, one of the major world markets, and to cover the entire territory of Latin America," said Gilles Gagnon, AEterna's new President and Chief Operating Officer. "Our strategic partnerships with Grupo Ferrer and Medac now represent more than 30% of the worldwide market and more than $45 million in milestone payments, not to mention double-digit royalties on sales, a double-digit mark-up on manufacturing transfer price and certain shared costs involved in the development and registration of Neovastat. Furthermore, a priority detailing position in their oncology portfolio will be dedicated to Neovastat by our pharmaceutical partners. Discussions are well under way with other pharmaceutical companies for completion of our network of strategic alliances for the rest of the worldwide market," explained Mr. Gagnon.

FINANCIAL RESULTS

During the first quarter, consolidated sales of AEterna's subsidiary, Atrium, reached $25.3 million, compared to $2.8 million for the corresponding quarter of the previous year. This increase can be primarily attributed to the sales generated by Unipex, a French company acquired by Atrium in July 2001. Furthermore, for this quarter, Atrium's consolidated earnings before income tax and non-controlling interest reached $3.2 million compared to $1.7 million, an increase of 89%.

"This quarter's sales have exceeded our targets," noted Luc Dupont, Atrium's Vice Chairman of the Board and Chief Executive Officer. "These results are the fruit of continued internal growth and the successful integration of Unipex."

For this same quarter, AEterna's investment in R&D have reached $7.4 million compared to $7.2 million during the same period last year. This slight increase in expenses can be attributed to the costs related to the follow-up of patients enrolled in our clinical studies. It can also be partially attributed to the costs incurred in undertaking preliminary steps required for the registration of Neovastat with regulatory authorities.

The Company has recorded a net loss of $5.7 million, or $0.17 per share, for the quarter, which compares to a net loss of $3.2 million or $0.11 per share for the same period in 2001. The reduction in R&D grants together with the non-controlling interest explains the increased net loss for this first quarter.

On March 31, 2002, the Company's cash assets amounted to $44 million compared with $54.1 million on December 31, 2001. Moreover, on April 9, 2002, the Company signed private placements with SGF Sante, Solidarity Fund QFL and Acqua Wellington Private Placement Fund, Ltd. for an initial amount of $57 million.

"Following these private placements, our financial situation remains strong with cash assets of $101 million," said Dennis Turpin, AEterna's Vice President and Chief Financial Officer. "From this amount, about $55 million are earmarked for the development of Neovastat, $35 million for AEterna's acquisition program, and $11 million for Atrium's acquisition program and general corporate purposes."

SIGNIFICANT EVENTS

   ATRIUM RESULTS

   Atrium's sales increased from $2.8 million to $25.3 million, in comparison to the same quarter last year. The consolidated profits before income tax and non-controlling interest reached $3.2 million compared to $1.7 million, an increase of 89%.

   PRIVATE PLACEMENTS OF $57 MILLION

   Signature of an initial investment of $57 million, accompanied by warrants exercisable at $13 and $20 per share, with SGF Sante, Solidarity Fund QFL and Acqua Wellington Private Placement Fund, Ltd. These investments, combined with the full exercise of warrants, could represent a total investment of approximately $180 million over the next 20 months.

   STRATEGIC ALLIANCE

   The strategic alliance with Grupo Ferrer Internacional of Barcelona, which already covered Southern Europe, has been extended. The Barcelona-based company has been granted the additional territories of France and Belgium, together with all of Central and South America.

   APPOINTMENTS

   o Gilles Gagnon, AEterna's Vice President and Chief Operating Officer has also been appointed President of the Company and member of AEterna's Board of Directors.
   o Dr. Eric Dupont remains Chairman of the Board of Directors and Chief Executive Officer of AEterna.
   o Dr. Claude Hariton, Vice President, Clinical and Regulatory Affairs, has been named Chief Medical Officer (C.M.O.).
   o Lee S. Rosen, M.D., assistant professor of the Department of Medicine at the University of California, Los Angeles (UCLA), has joined AEterna's Scientific Advisory Board.
   o Alain Bouchard, Chairman of the Board, President and Chief Executive Officer of Alimentation Couche-Tard, has been elected as a member of Atrium's Board of Directors.
   o Dr. Francis Bellido, President and Chief Operating Officer of SGF Sante, was appointed to AEterna's Board of Directors after the departure of Pierre Lassonde, President of Newmont Mining Corporation.

   "Following these recent appointments, I would like to thank Mr. Pierre Lassonde for his commitment and incommensurable contribution to AEterna's growth, and I wish him well as new president of the largest gold producer in the world," said Dr. Eric Dupont.

   Mr. Lassonde, recently elected to the presidency of Newmont Mining Corporation, leaves AEterna's Board of Directors after eight years. "I am proud to have been associated with AEterna Laboratories. Over the years, I have been able to watch this company grow from six people, at the very beginning, and become an international corporation with a capitalization that exceeds $300 million."

ABOUT AETERNA AND NEOVASTAT

AEterna is a Canadian biopharmaceutical company and a frontrunner in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer and one Phase II trial for the treatment of multiple myeloma, a form of blood cancer. These trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and in several European companies.

AEterna also owns 64% of its subsidiary, Atrium Biotechnologies Inc., a leading company specializing in the value-added services of importation, support of innovation and distribution of raw materials and high-value brand-name added ingredients.

AEterna is listed on the Toronto Stock Exchange (AEL) and the (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

INFORMATION:

CANADA
MEDIA RELATIONS:                          INVESTOR RELATIONS
Paul Burroughs                            Jacques Raymond
Tel.: (418) 652-8525 ext. 406             Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700                       Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com        E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com

Attachment: Financial summary

AETERNA LABORATORIES INC. (TSE: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(in Canadian dollars)

                                                                          THREE MONTHS ENDED ON
                                                                                 MARCH 31
                                                                ------------------------------------
CONSOLIDATED RESULTS                                                      2002              2001
Unaudited                                                                   $                 $
----------------------------------------------------------------------------------------------------
Revenues                                                               25,349,000         2,767,000
                                                                ------------------------------------
Cost of sales                                                          19,683,000           444,000
Selling and administrative                                              2,249,000           833,000
Research and development                                                7,443,000         7,214,000
Research tax credits and grants                                          (497,000)       (2,042,000)
Depreciation and amortization                                             433,000           376,000
                                                                ------------------------------------
                                                                       29,311,000         6,825,000
                                                                ------------------------------------
Operating Loss                                                         (3,962,000)       (4,058,000)

Interest income                                                           530,000         1,075,000
interest expense                                                         (183,000)         (262,000)
                                                                ------------------------------------
Loss before other items                                                (3,615,000)       (3,245,000)

Current income taxes                                                     (460,000)                -
Future income taxes                                                      (704,000)
Non-controlling interest                                                 (872,000)                -
                                                                ------------------------------------
Net loss for the period                                                (5,651,000)       (3,245,000)
                                                                ====================================
Basic and fully diluted net loss per share                                  (0.17)            (0.11)
                                                                ====================================


                                                                       MARCH 31         DECEMBER 31
                                                                ------------------------------------
CONSOLIDATED BALANCE SHEETS                                               2002              2001
----------------------------------------------------------------------------------------------------
Cash assets (note 1)                                                   44,022,000        54,064,000
Working capital                                                        56,189,000        61,464,000
Total Assets                                                          130,985,000       134,352,000
Long-term debt                                                         10,264,000        10,401,000
Non-controlling interest                                               19,088,000        18,339,000
Shareholders' equity                                                   72,975,000        78,619,000
Deficit                                                                24,734,000        19,082,000


Note 1: before the private placement of April 9, 2002. Cash assets following this placement amount to $101 million.

STOCK EXCHANGE INFORMATION

                                           BEFORE THE PRIVATE PLACEMENT           AFTER THE PRIVATE PLACEMENT
                                           ON MARCH 31, 2002                      ON APRIL 10, 2002
                                           -------------------------------------  ----------------------------
Issued and outstanding shares              32,9 MILLION                           40,5 MILLION
Fully diluted shares                       33,6 MILLION                           41,2 MILLION

Market capitalization                      $268 MILLION                           $332 MILLION

Average daily transactions                 41,800 SHARES                          43,200 SHARES
 (12 months)